UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-37889

                              TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
                              ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

TOP Ships Inc. (the "Company") announced today that it has entered into a Warrant Exchange and Exercise Agreement (the "Agreement") for the outstanding warrant previously sold on October 26, 2018 with an original exercise price of $1.50 per common share of the Company, par value $0.01 per share (the "Warrant").  Pursuant to the terms of the Agreement, the Company has exchanged the Warrant with its sole holder and the exercise price of the Warrant has been reduced to $1.02 per share and the holder has agreed to exercise 300,000 common shares of the Warrant today.

Attached to this report on Form 6-K as Exhibit 99.1 is the Agreement.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: January 11, 2019	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 99.1

WARRANT EXCHANGE AND EXERCISE AGREEMENT
This Warrant Exchange and Exercise Agreement (this "Agreement") is dated as of January 10, 2019, among Top Ships, Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the "Company"), and CVI Investments, Inc. (the "Holder").
WHEREAS, the Holder is the holder of that certain Warrant to purchase 1,947,000 shares of Common Stock of the Company, dated as of October 26, 2018 (the "Original Warrant"); and
WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended (the "1933 Act"), the Company desires to exchange with the Holder, and the Holder, desires to exchange with the Company, the Original Warrant for new Warrant, in the form identical to the Original Warrant, but with an Exercise Price of $1.02 per share. (the "Exchange Warrant").
NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Holder agree as follows (with capitalized terms used here in and not otherwise defined having the meanings set forth in the Original Warrant):
1. Exchange of the Original Warrant.  On the terms and subject to the conditions set forth herein, as of the date hereof, the Holder hereby sells, assigns, delivers and transfers to the Company all of its right, title and interest in and to the Original Warrant in exchange for the Exchange Warrant.
2. Partial Exercise of Exchange Warrant.  On the date hereof, the Holder agrees to exercise 300,000 shares of the Exchange Warrant and this Agreement shall for all purposes be deemed the Notice of Exercise for such exercise for an aggregate Exercise Price of $306,000 (the "Exercise Price").
3. Deliveries.  Within two (2) Business Days of the date hereof, (a) the Company shall deliver to the Holder the Exchange Warrant and (b) the Holder shall deliver to the Company the Exercise Price.
4. Representations and Warranties
   (a) Mutual Representations and Warranties. Each party hereto hereby makes the following representations and warranties to the other party hereto:
        (i) It is duly organized and validly existing, in good standing under the laws of its jurisdiction of incorporation or organization.
        (ii) (A) It has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, and (B) the person who has executed this Agreement on its behalf is duly authorized to do so and thereby bind the party on whose behalf he or she is purporting to act.

        (iii) This Agreement is a valid and binding agreement, enforceable against it in accordance with its terms.
       (iv) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate, result in a breach of any of the terms or provisions of, constitute a default (or any event that, with the giving of notice or the passage of time or both would constitute a default) under, accelerate any obligations under, or conflict with, (i) its charter, articles or certificate of incorporation, partnership agreement or bylaws (or other organizational documents), if applicable, or any agreement, indenture or other instrument to which it is a party or by which it or its properties are bound, (ii) any judgment, decree, order or award or any court, governmental body or arbitrator to which it is subject or (iii) any law, rule or regulation applicable to it.
    (b) This transaction complies with the provisions of Section 3(a)(9) of the 1933 Act.
5. Covenants
   (a) Disclosure of Transactions and Other Material Information.  The Company shall, on or before 8:30 a.m., New York City Time, on January 11, 2019, issue a press release (the "Press Release disclosing all material terms of the transactions contemplated hereby and all material terms of the Exchange Warrant.  From and after the issuance of the Press Release, the Holder shall not be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the Press Release.  The Company shall not, and shall cause each of its Subsidiaries and each of their respective officers, directors, employees and agents, not to, provide the Holder with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the Press Release without the express written consent of the Holder.  The Company shall not disclose the name of the Holder in any filing, announcement, release or otherwise, unless such disclosure is required by law or regulation.
6. Miscellaneous
   (a) Further Assurances. Each party hereto shall promptly execute and deliver such further agreements and instruments, and take such further actions, as the other party may reasonably request in order to carry out the purpose and intent of this Agreement.
   (b) Governing Law; Jurisdiction; Jury Trial.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.
   (c) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
   (d) Complete Agreement. This Agreement is an integrated agreement containing the entire agreement between the parties hereto with respect to the subject matter hereof and shall supersede all previous, and all contemporaneous oral or written negotiations, commitments or understandings.
    (e) Expenses. Except as specifically set forth herein, each party hereto shall bear its own costs and expenses, including, without limitation, attorneys' fees, incurred in connection with this Agreement and the transactions contemplated hereby.
TOP SHIPS, INC.

By:	/s/ Alexandros Tsirikos
Name: Alexandros Tsirikos
Title: Director

CVI INVESTMENTS, INC.

By:	/s/ Martin Kobinger
Name: Martin Kobinger
Title: Investment Manager

Schedule A
DTC INSTRUCTIONS
Address:	Capital Ventures International c/o Heights Capital Management Inc. 101 California St. Suite 3250 San Francisco, CA 94111

Broker:	Merrill Lynch
Broker Account #:	2US01600
DTC# 5198 (fop)
Contact at Merrill Lynch:
Krista Santangelo-Gough
(212) 670-3447
 Krista_Santangelo@ml.com

Exhibit A
Exchange Warrant